UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
     ----------------------------------------------------------------------

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. __)
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
           (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                    Under the Securities Exchange Act of 1934

                             POINTER TELOCATION LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 3.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M7946T104
                      -------------------------------------
                                 (CUSIP Number)

                                  July 23, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  M7946T104
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Person

           Migdal Capital Markets (1965)Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group

           (a) |X|

           (b) |_|

---------- ---------------- ----------------------------------------------------
       3.  SEC Use only

---------- -------------------------------------- ------------------------------
       4. Place of Organization            Israel

----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        6. Shared Voting Power           618,101 Ordinary Shares*
Owned by Each       ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8. Shared Dispositive Power      618,101 Ordinary Shares*

--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person

          618,101 Ordinary Shares*
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes  Certain Shares

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)
           13.4%**
--------------------------------------------------------------------------------
       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------

*See Item 4.
**Based on 4,612,875 Ordinary Shares outstanding as of September 18, 2007 (as reported by the Issuer on its Form F-3/A filed with the Securities and Exchange Commission ("SEC") on September 24, 2007.)

CUSIP NO.  M7946T104
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Person

           Migdal Insurance & Financial Holdings Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group

           (a) |X|

           (b) |_|

---------- ---------------- ----------------------------------------------------
       3.  SEC Use only

---------- -------------------------------------- ------------------------------
       4. Place of Organization            Israel

----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        6. Shared Voting Power           618,101 Ordinary Shares*
Owned by Each       ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power
Person With:        ------------------------------------------------------------
                    8. Shared Dispositive Power      618,101 Ordinary Shares*

--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person

          618,101 Ordinary Shares*
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes  Certain Shares

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)
           13.4%**
--------------------------------------------------------------------------------
       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------

*See Item 4
**Based on 4,612,875 Ordinary Shares outstanding as of September 18, 2007 (as reported by the Issuer on its Form F-3/A filed with the SEC on September 24, 2007.)

Item 1.
     (a) Name of Issuer:

           POINTER TELOCATION LTD.


     (b) Address of Issuer's Principal Executive Offices:

           1 KORAZIN STREET, GIVATAYIM 53583, ISRAEL


Item 2.

(a)-(c) Name of Person Filing, address and citizenship:

        The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement:


(1) Migdal Capital Markets (1965) Ltd. , an Israeli private company ("Migdal Capital Markets"), with a principal business address at 26 Saadia Gaon St., Tel Aviv 67135, Israel .

(2) Migdal Insurance & Financial Holdings Ltd., an Israeli public company ("MIFH"), with a principal business address at 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

         Migdal Capital Markets is jointly held in equal shares (50:50) by Migdal Investment Management 2001 Ltd, a wholly owned subsidiary of MIFH, and Bear Stearns Asset Management Inc., both of which are not reporting persons and are listed herein for the sake of good order and for avoidance of doubt. Given the control MIFH has over Migdal Investment Management 2001 Ltd, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned by Migdal Capital Markets. See Item 4.

(d)      Title of Class of Securities:
         Ordinary Shares, NIS 3.00 par value per share (the "Ordinary Shares")


(e)      CUSIP Number: M7946T104



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         Not Applicable.


Item 4.  Ownership


         The 618,101 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, which are managed by subsidiaries of Migdal Capital Markets, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owner of the 618,101 Ordinary Shares covered by this Statement.


         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.


Item 8.  Identification and Classification of Members of the Group
         Not Applicable.


Item 9.  Notice of Dissolution of Group
         Not Applicable.


Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                           [SIGNATURE PAGE TO FOLLOW]

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



APRIL 8, 2008




            MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.

            BY: /s/ Anath Levin & Shimon Kalman
            ---------------------------------------------------
            authorized signatories of MIGDAL INSURANCE
            AND FINANCIAL HOLDINGS LTD. for itself and on
            behalf of MIGDAL CAPITAL MARKETS (1965) LTD.,
            pursuant to the agreement annexed as Exhibit 1 to this Schedule 13G.

EXHIBIT 1


APRIL 7, 2008

MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.
4 Efal Street; P.O. Box 3063
Petach Tikva 49512, Israel


Gentlemen,

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD. ("MIFH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or
Schedule 13D and any amendments thereto in respect of shares of POINTER TELOCATION LTD. purchased, owned or sold from time to time by the undersigned.

     MIFH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.


                                Very truly yours,

                                   /s/Ronen Torem & Maayan Cohen
                                   -----------------------------
                                   Migdal Capital Markets (1965) Ltd.
                                   By:  Ronen Torem & Maayan Cohen


A g r e e d:


/s/ MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.
------------------------------------------------
MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.